Exhibit 4.7

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AON NORTH AMERICA, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Aon North America, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Aon North America, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 16, 1980 under the name Hogg Robinson North America, Inc.

2. That the Board of Directors of this corporation (the “Board of Directors”) duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Aon North America, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 10,000,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 9,000,000 shares of authorized Common Stock, $1.00 par value per share (“Common Stock”), and 1,000,000 shares of authorized Preferred Stock, $1.00 par value per share (“Preferred Stock”).

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to “sections” or “Sections” in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

The Preferred Stock have no dividend entitlement.

The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the Net Worth of the Corporation, after giving pro forma effect to such dividend, is equal to or greater than the product of (A) the aggregate Mandatory Redemption Price (as defined in Section 5.1) in effect as of the date of the declaration of such dividend, multiplied by (B) 1.10. For purposes of this Section 1, the “Net Worth” shall mean the Total Assets of the Corporation, less the Total Liabilities of the Corporation (regardless of whether such liabilities are general, subordinated, noncontingent and/or contingent liabilities, but treating the Preferred Stock (and the aggregate Mandatory Redemption Price) as items of Equity), in each case as reasonably determined by the Corporation on an unconsolidated, fair value basis as of the date of declaration of such dividend.

2. Liquidation, Dissolution or Winding Up.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of related transactions, by the Corporation of substantially all of the assets of the Corporation (a “Liquidation Event”), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Liquidation Event, on a pari passu basis and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the amount per share as would have been payable with respect to such share had such share of Preferred Stock been redeemed on the next succeeding Optional Redemption Date (as defined in Section 5.2) pursuant to the provisions set forth in Section 5.2 (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders, if any, shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

3. Voting. Shares of Preferred Stock shall be non-voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), holders of outstanding shares of Preferred Stock shall not be entitled to vote on such matter, except as required by law.

4. Right to Convert.

4.1 Conversion Ratio. At the sole option of the Corporation, the Corporation shall have the right to cancel on the Conversion Date the shares of Preferred Stock, in whole or in part, then outstanding in return for an issuance of a number of fully paid and non-assessable shares of Common Stock. The “Conversion Date” shall be the day that is two (2) days prior to an Applicable Redemption Date (as defined in Section 4.2.1). The number of shares of Common Stock to be issued on a Conversion Date shall have an aggregate fair value, as reasonably determined by the Corporation, on such Conversion Notice Date (as defined in Section 4.2.1) equal to the Mandatory Redemption Price or Optional Redemption Price, as applicable, which would otherwise have been paid on those cancelled shares of Preferred Stock on the Applicable Redemption Date, provided that the aggregate fair value of the shares of Common Stock to be issued pursuant to this Section 4.1 shall not exceed the Net Worth of the Corporation on the Conversion Notice Date.

4.1.1 Net Worth. For purposes of Section 4.1, the “Net Worth” shall mean the Total Assets of the Corporation, less the Total Liabilities of the Corporation (regardless of whether such liabilities are general, subordinated, noncontingent and/or contingent liabilities, but treating the Preferred Stock (and the aggregate Mandatory Redemption Price or aggregate Optional Redemption Price, as applicable) as items of Equity), in each case as reasonably determined by the Corporation on an unconsolidated, fair value basis as of the Conversion Notice Date.

4.2 Mechanics of Conversion.

4.2.1 Notice of Conversion. In order for the Corporation to cancel shares of Preferred Stock pursuant to Section 4.1, the Corporation shall provide written notice on the Conversion Notice Date to the holders of such Preferred Stock that the Corporation elects to cancel all or a specified number of such shares of Preferred Stock and stating the number of shares of Common Stock to be issued in return in accordance with Section 4.1. The “Conversion Notice Date” shall be the day that is five (5) days prior to a specified Mandatory Redemption Date or Optional Redemption Date (an “Applicable Redemption Date”).

4.2.2 Tender of Shares of Preferred Stock. If required by the Corporation, any certificates of shares of Preferred Stock shall be surrendered for cancellation and shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing.

4.2.3 Effect of Conversion. All shares of Preferred Stock which have been surrendered for cancellation as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate on the Conversion Date, except the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends subsequently declared with respect to such shares of Common Stock. For avoidance of doubt, such cancelled shares of Preferred Stock shall have no right to receive any Optional Redemption Price or Mandatory Redemption Price on the Applicable Redemption Date.

5. Redemption.

5.1 Mandatory Redemption. All shares of Preferred Stock shall be redeemed by the Corporation on the date that is the sixtieth-month anniversary of the issuance date of such shares (the “Mandatory Redemption Date”) at a price per share of such Preferred Stock equal to $16,880,133 per share (the “Mandatory Redemption Price”); provided, that the aggregate Mandatory Redemption Price to be paid and payable pursuant to this Section 5.1 shall not exceed the Net Worth of the Corporation on the Mandatory Redemption Date. In addition, the aggregate Mandatory Redemption Price to be paid and payable shall not exceed an amount that would cause the Corporation to become insolvent upon payment of such price. The Mandatory Redemption Price may be paid on the Mandatory Redemption Date, at the option of the Corporation, (i) in cash or (ii) in property, which shall have an aggregate fair value, as reasonably determined by the Corporation on the Mandatory Redemption Date, equal to the Mandatory Redemption Price.

5.1.1 Net Worth. For purposes of Section 5.1, the “Net Worth” shall mean the Total Assets of the Corporation, less the Total Liabilities of the Corporation (regardless of whether such liabilities are general, subordinated, noncontingent and/or contingent liabilities, but treating the Preferred Stock (and the aggregate Mandatory Redemption Price) as items of Equity), in each case as reasonably determined by the Corporation on an unconsolidated, fair value basis as of the Mandatory Redemption Date.

5.2 Optional Redemption. Shares of Preferred Stock may be redeemed, in whole or in part, by the Corporation on the six-month anniversary of the issuance of such shares, or any six-month anniversary thereafter until the sixty-month anniversary of the issuance of such shares (any applicable such date, the “Optional Redemption Date”) upon delivery of a notice of such redemption by the Corporation to the holders of such shares of Preferred Stock. The per share redemption price of each applicable share of Preferred Stock (the “Optional Redemption Price”) for any applicable Optional Redemption Date shall be as set forth across from the following applicable Optional Redemption Date:

Six-Month Anniversary	$10,537,500
Twelve-Month Anniversary	$11,103,891
Eighteen-Month Anniversary	$11,700,725
Twenty-Four Month Anniversary	$12,329,639
Thirty-Month Anniversary	$12,992,357
Thirty-Six-Month Anniversary	$13,690,696
Forty-Two-Month Anniversary	$14,426,571
Forty-Eight-Month Anniversary	$15,201,999
Fifty-Four-Month Anniversary	$16,019,107
Sixty-Month Anniversary	$16,880,133

The aggregate Optional Redemption Price to be paid and payable pursuant to this Section 5.2 shall not exceed the Net Worth of the Corporation on the Optional Redemption Notice Date. In addition, the aggregate Optional Redemption Price to be paid and payable shall not exceed an amount that would cause the Corporation to become insolvent upon payment of such price. The Optional Redemption Price may be paid on the Optional Redemption Date, at the option of the Corporation, (i) in cash or (ii) in property, which shall have an aggregate fair value, as reasonably determined by the Corporation on the Optional Redemption Notice Date, equal to the Optional Redemption Price.

5.2.1 Notice of Optional Redemption. In order for the Corporation to optionally redeem shares of Preferred Stock pursuant to Section 5.2, the Corporation shall provide written notice on the Optional Redemption Notice Date to the holder of such Preferred Stock that the Corporation elects to redeem all or a specified number of such shares of Preferred Stock and stating the consideration to be paid in accordance with Section 5.2. The “Optional Redemption Notice Date” shall be the day that is five (5) days prior to the specified Optional Redemption Date.

5.2.2 Net Worth. For purposes of Section 5.2, the “Net Worth” shall mean the Total Assets of the Corporation, less the Total Liabilities of the Corporation (regardless of whether such liabilities are general, subordinated, noncontingent and/or contingent liabilities, but treating the Preferred Stock (and the aggregate Optional Redemption Price) as items of Equity), in each case as reasonably determined by the Corporation on an unconsolidated, fair value basis as of the Optional Redemption Notice Date.

6. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors, any shares of Preferred Stock that are redeemed, cancelled, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be delivered to the address last shown on the books and records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on November 14, 2023.

By:	/s/ Robert E. Lee
Robert E. Lee, III, Vice President